UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)*

LiveVox Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of class of securities)

53838L 100

(CUSIP number)

Kirkland & Ellis LLP

2049 Century Park East

Suite 3700

Los Angeles, CA 90067

Attn: Monica J. Shilling, P.C.

H. Thomas Felix

(Name, address and telephone number of person authorized to receive notices and communications)

October 3, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of reporting person Golden Gate Private Equity, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 72,052,784 (See Item 5)
	8.	Shared voting power 0
	9.	Sole dispositive power 72,052,784 (See Item 5)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 72,052,784 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 70.63% (See Item 5)
14.	Type of reporting person CO/IA

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2021, (the “Original Schedule 13D” and, together with Amendment No. 1, filed with the SEC on December 17, 2021, and Amendment No. 2, filed with the SEC on August 11, 2022, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of LiveVox Holdings, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) The Reporting Person has sole beneficial ownership of 72,052,784 shares of the Common Stock, representing approximately 70.63% of the Issuer’s Common Stock outstanding based on 102,014,263 shares of Common Stock outstanding as of October 2, 2023 as reported in the Merger Agreement (as defined below) filed as an exhibit to the Issuer’s Current Report on form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2023.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person, LiveVox TopCo LLC or the Funds that such person is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The Reporting Person has no other material changes in the information previously reported or transactions within the prior 60 days to disclose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On October 3, 2023, the Issuer, inContact Inc., a Delaware corporation (“Parent”), Laser Bridge Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”) and NICE Ltd., a company organized under the laws of the State of Israel (“NICE”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Subsidiary with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement.

On October 4, 2023, the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon, including affiliates of the Reporting Person, executed a written consent adopting the Merger Agreement and approving the transactions contemplated thereby, including the Merger. No further approval of the stockholders of the Company is required to approve the Merger.

Support Agreement

On October 3, 2023, in connection with the execution of the Merger Agreement, the Reporting Person and Parent entered into a support agreement (the “Support Agreement”). Pursuant to the Support Agreement, the Reporting Person has agreed to support the transactions contemplated by the Merger Agreement, including, among other things, not to solicit, initiate or take any action to facilitate an alternative acquisition proposal, including entering into discussions with any third party seeking to make an alternative acquisition proposal.

While the Support Agreement is in effect, certain transfers of shares of Common Stock by the Reporting Person are restricted.

The obligations of the Reporting Person under the Support Agreement terminate on the earlier of the consummation of the Merger, the date the Merger Agreement is terminated in accordance with its terms or upon the mutual written consent of the parties; provided, that the Reporting Person may terminate the Support Agreement in connection with certain material modifications or amendments to the Merger Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1 —	Support Agreement, dated as of October 3, 2023, by and among inContact Inc., LiveVox Topco, LLC, and GGC Public Equities Opportunities, L.P.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 4, 2023

Golden Gate Private Equity Inc.

By:	/s/ Matthew Crump
Matthew Crump
Authorized Signatory